Exhibit (a)(5)(iii)
IMMEDIATE ATTENTION REQUIRED
Re: Liberty Media 401(k) Savings Plan
Dear Plan Participant:
     Our records reflect that, as a participant in the Liberty Media 401(k) Savings Plan (the “Plan”), a portion of your individual account is invested in shares of Liberty Interactive Series A common stock, par value $0.01 per share (“LINTA”), through the Liberty Interactive Stock Fund “TRXM”. Liberty Media Corporation (the “Purchaser”) has made an offer to purchase (the “Offer”) up to 19,417,476 shares at a purchase price not greater than $25.75 per share or less than $23.75 per share in cash, as described in the enclosed Offer to Purchase, dated May 15, 2007, as it may be amended (the “Offer to Purchase”). The LINTA shares are referred to as the “Shares”.
     The Purchaser will select the lowest purchase price (the “Purchase Price”) that is produced by the tender offer process (within the range of share prices specified above) that will allow it to purchase 19,417,476 Shares, or such lesser number of Shares as are properly tendered and not properly withdrawn pursuant to the Offer. The Purchaser will pay the same Purchase Price for all Shares purchased in the Offer. All Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn will be purchased, subject to the conditions of the Offer and the “odd lot,” proration and conditional tender provisions described in the Offer to Purchase. The Purchaser reserves the right, in its sole discretion, to purchase more than 19,417,476 Shares pursuant to the Offer, subject to compliance with applicable law.
     Enclosed are Offer materials and a Trustee Direction Form that require your immediate attention. As described below, as a participant under the Plan, you have the right to instruct Fidelity Management Trust Company (“Fidelity”), as Trustee of the Plan, concerning whether to tender all or a portion of the LINTA shares attributable to your individual account under the Plan, and at what price or prices.
     If you wish to instruct Fidelity with respect to the Offer, you will need to complete the enclosed Trustee Direction Form and return it to Fidelity’s tabulator in the enclosed return envelope so that it is RECEIVED by 4:00 p.m., New York City time, on June 7, 2007. NO FACSIMILES OF THE TRUSTEE DIRECTION FORM WILL BE ACCEPTED.
     As described in the Offer to Purchase, the Purchaser has the right to extend the Offer for certain periods. In the event that the Offer is extended, if administratively feasible, the deadline for receipt of your Trustee Direction Form will be 4:00 p.m., New York City time, on the third business day prior to the expiration of the Offer, as extended. If the deadlines set forth in this letter change, you may call Fidelity at 1-800-428-4015 to obtain updated information on the Plan participant direction deadline.

The remainder of this letter summarizes your rights under the Plan and the procedures for directing Fidelity. The enclosed Offer to Purchase sets forth the objectives, terms and conditions of the Offer and is being provided to all of the stockholders of Liberty Interactive Series A common stock; please carefully read the Offer to Purchase in its entirety to fully understand the Offer.
PARTICIPANT RIGHTS UNDER THE PLAN
     The Purchaser’s Offer extends to the LINTA shares held by the Plan. As of May 8, 2007, the Plan held approximately 887,798 LINTA shares. Only Fidelity, as Trustee of the Plan, can tender these LINTA shares in the Offer. Nonetheless, as a participant in the Plan, you have the right to direct Fidelity to tender all, a portion or none of the LINTA shares attributable to your individual account under the Plan, and at what price or prices. Unless otherwise required by applicable law, Fidelity will tender LINTA shares in accordance with participant instructions that are received by our deadline described above and Fidelity will not tender LINTA shares attributable to participant accounts for which it does not receive timely instructions. Fidelity will tender LINTA shares in the Plan that have not been allocated to an individual account in the same proportion and at the same prices as they tender LINTA shares for which they receive participant directions, unless otherwise required by applicable law.
     Fidelity makes no recommendation as to whether to direct the tender of LINTA shares or whether to refrain from directing the tender of LINTA shares. EACH PARTICIPANT OR BENEFICIARY MUST MAKE HIS OR HER OWN DECISIONS.
LIMITATIONS ON FOLLOWING YOUR DIRECTION
     The enclosed Trustee Direction Form allows you to specify the percentage of the LINTA shares attributable to your account that you wish to tender and the price or prices at which you want to tender LINTA shares attributable to your account. As detailed below, when Fidelity tenders LINTA shares on behalf of the Plan, they may be required to tender LINTA shares on terms different than those set forth on your Trustee Direction Form.
     The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the trust agreement between Liberty Media LLC and Fidelity prohibit the sale of LINTA shares to the Purchaser for less than “adequate consideration” which is defined by ERISA for a publicly traded security as the price of the security prevailing on a national securities exchange. Fidelity will determine “adequate consideration,” based on the prevailing market price of the LINTA shares on NASDAQ on or about the date the LINTA shares are tendered by Fidelity (the “prevailing market price”). To determine the prevailing market price, Fidelity will look to the NASDAQ Official Close Price as listed on Nasdaq.com. Accordingly, depending on the prevailing market price of the LINTA shares on such date, Fidelity may be unable to follow participant directions to tender LINTA shares to the Purchaser at certain prices within the offered range. Fidelity will tender or not tender LINTA shares as follows:
•	If the prevailing market price is greater than the maximum tender price offered by the Purchaser ($25.75 per Share), notwithstanding your direction to tender LINTA shares in the Offer, the LINTA shares will not be tendered.

•	If the prevailing market price is equal to or lower than the price at which you direct the LINTA shares to be tendered, Fidelity will follow your direction both as to the percentage of LINTA shares to tender and as to the price at which such LINTA shares are tendered.

•	If the prevailing market price is greater than the price at which you direct the LINTA shares to be tendered but within the range of $23.75 to $25.75, Fidelity will follow your direction regarding the percentage of LINTA shares to be tendered, but will increase the price at which such LINTA shares are to be tendered to the lowest tender price that is not less than prevailing market price.

•	If the prevailing market price is within the range of $23.75 to $25.75, for all shares directed to be tendered at the “per share purchase price to be determined pursuant to the tender offer,” Fidelity will tender such LINTA shares at the lowest tender price that is not less than the prevailing market price.
CONFIDENTIALITY
     To assure the confidentiality of your decision, Fidelity’s tabulator will tabulate the Trustee Direction Forms. The tabulator will not make the results of your individual direction available to the Purchaser.
PROCEDURE FOR DIRECTING TRUSTEE
     Enclosed is a Trustee Direction Form that should be completed and returned in the enclosed envelope. The number of LINTA shares attributable to your individual Plan account as of May 8, 2007, is indicated on the Trustee Direction Form. Please note that Fidelity will apply your instructions to the number of LINTA shares attributable to your account as of June 7, 2007, unless the Offer is extended, in which case Fidelity will apply your directions to the number of LINTA shares attributable to your account as of a later date, if administratively feasible.
     If you do not properly complete and return the Trustee Direction Form by the deadline specified, subject to any extensions of the Offer, the LINTA shares attributable to your account will be considered uninstructed and will not be tendered in the Offer, unless otherwise required by applicable law.
     To properly complete your Trustee Direction Form, you must do the following:
(1)	On the face of the Trustee Direction Form, check Box 1 or 2. CHECK ONLY ONE BOX:
•	CHECK BOX 1 if you do not want the LINTA shares attributable to your individual account tendered for sale in accordance with the terms of the Offer and simply want the Plan to continue holding such LINTA shares.

•	CHECK BOX 2 in all other cases and complete the table immediately below Box 2. Specify the percentage (in whole numbers) of LINTA shares attributable to your individual account that you want to tender at each price indicated.

You may direct the tender of LINTA shares attributable to your account at different prices. To do so, you must state the percentage (in whole numbers) of LINTA shares to be sold at each price by filling in the percentage of such LINTA shares on the line immediately before the price. Also, you may elect to accept the per Share purchase price to be determined pursuant to the tender offer, which will result in receiving a price per LINTA share as low as $23.75 or as high as $25.75. Leave a given line blank if you want no LINTA shares tendered at that particular price. The total of the percentages you provide on the Trustee Direction Form may not exceed 100%, but it may be less than 100%. If this amount is less than 100%, you will be deemed to have instructed Fidelity NOT to tender the balance of the LINTA shares attributable to your individual account.
(2)	Date and sign the Trustee Direction Form in the space provided.

(3)	Return the Trustee Direction Form in the enclosed return envelope so that it is received by Fidelity’s tabulator at the address on the return envelope (P.O. Box 9142, Hingham, MA 02043) not later than 4:00 P.M., New York City time, on June 7, 2007, unless the Offer is extended, in which case the participant deadline shall be three business days prior to the expiration date of the Offer, if feasible. If you wish to return the form by overnight courier, please send it to Fidelity’s tabulator at Tabulator, 60 Research Road, Hingham, MA 02043. Directions via facsimile will not be accepted.
     Your direction will be deemed irrevocable unless withdrawn by 4:00 p.m., New York City time, on June 7, 2007. In order to make an effective withdrawal, you must submit a new Trustee Direction Form, which may be obtained by calling Fidelity at 1-800-428-4015. Upon receipt by Fidelity’s tabulation agent of a new, completed, signed and dated Trustee Direction Form by the deadline, your previous direction will be deemed cancelled. Please note that the last timely, properly completed direction received by Fidelity’s tabulation agent from a participant will be followed.
     After the deadline for returning the Trustee Direction Form, the tabulator will complete the tabulation of all properly completed and timely delivered directions and, unless otherwise required by law, Fidelity, as Trustee, will tender the appropriate number of LINTA shares on behalf of the Plan.
     Purchaser will then buy all LINTA shares, up to 19,417,476 Shares, that were properly tendered through the Offer. If there is an excess of Shares tendered over the exact number desired by the Purchaser, Shares tendered pursuant to the Offer may be subject to proration, as described in the Offer to Purchase. Any LINTA shares attributable to your account that are not purchased in the Offer will remain allocated to your individual account under the Plan.
     The preferential treatment of holders of fewer than 100 Shares, as described in the Offer to Purchase, will not apply to participants in the Plan, regardless of the number of LINTA shares held within their individual accounts. Likewise, the conditional tender of Shares, as described in the Offer to Purchase, will not apply to the participants in the Plan.
EFFECT OF THE OFFER ON YOUR PLAN ACCOUNT
     If you direct Fidelity to tender some or all of the LINTA shares attributable to your account, as of 4:00 p.m., New York City time, on June 7, 2007, certain transactions involving the LINTA shares attributable to your Plan account, including all exchanges out, loans, withdrawals and distributions, will be suspended until all processing related to the Offer has been completed, unless the Offer is extended or terminated. (LINTA share balances in your account will be utilized to calculate amounts eligible for loans and withdrawals throughout this freeze.) We currently anticipate that this freeze will last until approximately June 26, 2007. In the event that the Offer is extended, this freeze on certain transactions will, if administratively feasible, be temporarily lifted until three business days prior to the new completion date of the Offer, as extended, at which time a new freeze on all transactions involving the LINTA shares attributable to your account will commence. You can call Fidelity at 1-800-428-4015 to obtain updated information on expiration dates, deadlines and freezes.
     During the period of the freeze, you will be unable to direct or diversify the assets in your account attributable to LINTA shares. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the freeze period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the freeze period. Be aware that if you elect to tender some but not all of your LINTA shares, you will not be able direct the sale of the remaining LINTA shares until the end of the freeze period.
     The period of the freeze is considered a “blackout period” under Federal law. Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period in order to provide you with sufficient time to consider the effect of the blackout period on your retirement and financial plans. In this case, the tender offer was publicly announced on May 9, 2007 and is scheduled to end on June 12, 2007. Fidelity requires that in order to process tender directions the blackout period must begin on June 7, 2007. As the administratively required blackout period for the plan will begin less than 30 days after this notice, it was not possible to give you notice at least 30 days in advance of the commencement of the blackout period.
     If you direct Fidelity to NOT tender any of the LINTA shares attributable to your account or you do not return your Trustee Direction Form in a timely manner, you will continue to have access to all transactions normally available to you under the Plan and your LINTA shares will not be subject to the blackout period.
INVESTMENT OF PROCEEDS
     For any LINTA shares in the Plan that are tendered and purchased by the Purchaser, the Purchaser will pay cash to the Plan. INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT, HOWEVER, RECEIVE ANY CASH TENDER PROCEEDS DIRECTLY. ALL SUCH PROCEEDS WILL REMAIN IN THE PLAN AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN.
     Fidelity will invest all cash proceeds received by the Plan as soon as administratively feasible after receipt of these proceeds. This cash will be invested in the Fidelity Money Market Trust: Retirement Money Market Portfolio. You may call Fidelity at 1-800-428-4015 (or access your account via Net Benefits) after the reinvestment is complete to learn more about these and any additional effects of the Offer on your Plan account. Once the freeze period described above is completed, you will be able to direct the investment of these proceeds into any other investment option available under the Plan.
LINTA SHARES OUTSIDE THE PLAN
     If you hold LINTA shares directly (i.e., outside the Plan), you will receive, under separate cover, tender offer materials which can be used to tender such LINTA shares. Those materials may not be used to direct Fidelity to tender LINTA shares attributable to your individual account under the Plan. The direction to tender LINTA shares attributable to your individual account under the Plan may only be made by means of the Trustee Direction Form in accordance with the procedures in this letter and the enclosed Trustee Direction Form. Similarly, the enclosed Trustee Direction Form may not be used to tender non-Plan LINTA shares.
FURTHER INFORMATION
     If you require additional information concerning the procedure to direct Fidelity to tender LINTA shares attributable to your individual account under the Plan, please contact Fidelity toll free at 1-800-428-4015. If you require additional information concerning the terms and conditions of the Offer, please contact D.F. King & Co., Inc., the information agent, toll free at 1-888-628-1041.

Sincerely, Fidelity Management Trust Company

1.	You can mail this form in the enclosed postage-paid return envelope to Fidelity’s tabulation agent at P.O. Box 9142, Hingham, MA 02043; or

2.	You can overnight the form to Fidelity’s tabulation agent at Tabulator, 60 Research Road, Hingham, MA 02043
PLEASE NOTE, that any mailed form must be RECEIVED, not just postmarked, by the deadline, in order to be valid.
TRUSTEE DIRECTION FORM
LIBERTY MEDIA CORPORATION TENDER OFFER FOR SHARES OF
LIBERTY INTERACTIVE SERIES A COMMON STOCK
LIBERTY MEDIA 401(K) SAVINGS PLAN
BEFORE COMPLETING THIS FORM, PLEASE READ CAREFULLY THE
ACCOMPANYING OFFER TO PURCHASE AND ALL OTHER ENCLOSED MATERIALS.
PLEASE NOTE THAT IF YOU DO NOT SEND IN A PROPERLY COMPLETED, SIGNED TRUSTEE DIRECTION FORM, OR IF SUCH TRUSTEE DIRECTION FORM IS NOT RECEIVED BY 4:00 P.M., NEW YORK CITY TIME ON JUNE 7, 2007, UNLESS THE TENDER OFFER IS EXTENDED, THE LIBERTY INTERACTIVE SERIES A SHARES ATTRIBUTABLE TO YOUR ACCOUNT UNDER THE PLAN WILL NOT BE TENDERED IN ACCORDANCE WITH THE TENDER OFFER, UNLESS OTHERWISE REQUIRED BY LAW.
Fidelity Management Trust Company (“Fidelity”) makes no recommendation to any participant in the Liberty Media 401(k) Savings Plan (the “Plan”) as to whether to tender or not, or at which prices. Your direction to Fidelity will be kept confidential.
This Trustee Direction Form, if properly signed, completed and received by Fidelity’s tender offer tabulator in a timely manner, will supersede any previous Trustee Direction Form.

Date

Please Print Name

Signature

As of May 8, 2007, the number of shares attributable to your account in the Plan is shown to the right of your address.
In connection with the Offer to Purchase made by Liberty Media Corporation, dated May 15, 2007, I hereby instruct Fidelity to tender the Liberty Interactive Series A Shares attributable to my account under the Plan as of June 7, 2007, unless a later deadline is announced, as follows (check only one box and complete):
(CHECK BOX ONE OR TWO)

☐	1.	Please refrain from tendering and continue to HOLD all Liberty Interactive Series A Shares attributable to my individual account under the Plan.

☐	2.	Please TENDER Liberty Interactive Series A Shares attributable to my individual account under the Plan in the percentage indicated below for each of the prices provided. A blank space before a given price will be taken to mean that no shares attributable to my account are to be tendered at that price. FILL IN THE TABLE BELOW ONLY IF YOU HAVE CHECKED BOX 2.
Percentage of Liberty Interactive Series A Shares to be Tendered (The total of all percentages must be less than or equal to 100%. If the total is less than 100%, you will be deemed to have directed Fidelity NOT to tender the remaining percentage.)

___ % at $23.75	___ % at $25.15
___ % at $23.85	___ % at $25.25
___ % at $23.95	___ % at $25.35
___ % at $24.05	___ % at $25.45
___ % at $24.15	___ % at $25.55
___ % at $24.25	___ % at $25.65
___ % at $24.35	___ % at $25.75
___ % at $24.45	___ % at TBD **
___ % at $24.55
___ % at $24.65
___ % at $24.75
___ % at $24.85
___ % at $24.95
___ % at $25.05

**	By entering a percentage on the % line at TBD, the undersigned is willing to accept the Purchase Price resulting from the Dutch Auction, for the percentage of Liberty Interactive Series A shares elected. This could result in receiving a price per share as low as $23.75 or as high as $25.75 per share.